Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

As at November 3, 2010

Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations of Nova Scotia Power Inc. during the third quarter of 2010 relative to 2009, and its financial position as at September 30, 2010 relative to December 31, 2009. To enhance shareholders’ understanding, certain multi-year historical financial and statistical information is presented.

This discussion and analysis should be read in conjunction with the Nova Scotia Power Inc. unaudited financial statements and supporting notes as at and for the nine month period ended September 30, 2010 and the Nova Scotia Power Inc. MD&A and annual audited financial statements and supporting notes as at and for the year ended December 31, 2009. Nova Scotia Power Inc. follows Canadian Generally Accepted Accounting Principles (“CGAAP”), including the application of rate-regulated accounting. Nova Scotia Power Inc.’s accounting policies are subject to examination and approval by the Nova Scotia Utility and Review Board (“UARB”). The rate-regulated accounting policies of Nova Scotia Power Inc. may differ from CGAAP for non-regulated companies.

Throughout this discussion, “Nova Scotia Power”, “NSPI” and “Company” refer to Nova Scotia Power Inc.

All amounts are in Canadian dollars (“CAD”). Additional information related to NSPI, including the Company’s audited financial statements and most recent annual information form can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward Looking Information

This MD&A contains forward-looking information and forward-looking statements which reflect the current view with respect to the Company’s objectives, plans, financial and operating performance, business prospects and opportunities. Certain factors that may affect future operations and financial performance are discussed, including information in the Outlook section of the MD&A. Wherever used, the words “may”, “will”, “intend”, “estimate”, “plan”, “believe”, “anticipate”, “expect”, “project” and similar expressions are intended to identify such forward-looking statements and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the times at which, such events, performance or results will be achieved.

Although NSPI believes such statements are based on reasonable assumptions, such statements are subject to certain risks, uncertainties and assumptions pertaining to, but not limited to, operating performance, regulatory requirements, weather, general economic conditions, commodity prices, interest rates and foreign exchange rates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. NSPI disclaims any intention or obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Structure of MD&A

This MD&A begins with an Introduction and Strategic Overview, followed by a financial review of the statements of earnings, balance sheets and cash flow highlights; then continues with a discussion on Outlook, Liquidity and Capital Resources, Transactions with Related Parties, Financial Risk and Financial Instruments, Changes in Accounting Policies and Summary of Quarterly Results.

INTRODUCTION AND STRATEGIC OVERVIEW

NSPI, created following the privatization in 1992 of the crown corporation Nova Scotia Power Corporation, is a fully-integrated regulated electric utility and the primary electricity supplier in Nova Scotia with $3.9 billion of assets and provides electricity generation, transmission and distribution services to approximately 488,000 customers in the province. The Company is regulated by the UARB under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and provides an opportunity to earn a prescribed return on equity (“ROE”). NSPI’s regulated ROE range prescribed for 2010 is 9.1% to 9.6%, on an actual common equity component of up to 40% of average regulated capitalization.

Non-GAAP Measure

“Electric margin” defined as “electric revenue” less “fuel for generation and purchased power”, and net of the “fuel adjustment” and fuel related foreign exchange losses or gains is a non-GAAP financial measure used by NSPI. This measure is disclosed as management believes it provides further information regarding the impact of the fuel adjustment mechanism on NSPI’s operations. Electric margin is discussed further in the Review of 2010 section.

Developments

Nova Scotia Environmental Regulations

Renewable Electricity Plan

On October 15, 2010, the Nova Scotia Government enacted regulations under the Electricity Act related to the province’s Renewable Electricity Plan. These regulations establish the requirement that 25% of electricity be supplied from renewable sources by 2015. These regulations build on the previously legislated requirements for 2011 and 2013 by adding an additional 5% for 2015. Recent amendments to the Electricity Act, and the new regulations, provide for the appointment, by spring 2011, of a new, independent renewable electricity administrator to conduct the procurement of at least 300 gigawatt hours (“GWh”) of energy from independent power producers (“IPPs”) to meet the 2015 standard. NSPI is also provided the opportunity to develop 300 GWh of renewable energy.

Mercury Emissions

On July 22, 2010, the Province of Nova Scotia announced, for the years 2010 through 2013, allowable mercury emissions would be increased from the previous cap of 65 kg per year. NSPI was requested to develop a plan of staged mercury emission reductions, for its generation facilities, for the period of 2010 to 2020 and meet an annual cap of 35 kg beginning in 2020.

Canadian Environmental Regulations

Greenhouse Gas

On June 23, 2010, the Federal Department of Environment announced its intentions for a new national greenhouse gas (“GHG”) framework for the electricity sector. This federal framework, if developed further into regulations, would require thermal coal units to meet GHG emission levels equal to, or better than, a natural gas combined cycle generating unit at a future date. Nova Scotia’s existing GHG regulations require reductions in NSPI’s emissions similar to the intentions of the federal framework. NSPI is reviewing the implications of this federal framework and its alignment with NSPI’s current operating plans under existing Nova Scotia regulations.

Renewable Energy Projects

Port Hawkesbury Biomass Project

On October 14, 2010, the UARB approved NSPI’s $208.6 million capital work order request for the Port Hawkesbury biomass project. NSPI and NewPage Port Hawkesbury Corporation (“NewPage”) will develop this 60 megawatt (“MW”) co-generating facility at the NewPage Port Hawkesbury site. NSPI will own the facility while NewPage will construct and operate the plant as well as supply the fuel. This project is expected to be in-service by late 2012 and supply approximately 3% of the province of Nova Scotia’s total electricity needs.

Point Tupper Wind Development

On June 14, 2010, NSPI received approval from the UARB on the $27.8 million capital work order for the Point Tupper wind development project.

Digby Wind Project

On May 28, 2010, NSPI purchased $30.1 million in wind generation assets under development related to the Digby Wind Project from a subsidiary of Emera. NSPI has requested UARB approval of this project through the submission of a capital work order. The project is expected to be completed by December 31, 2010 at a total cost of approximately $80.0 million. The UARB hearing is scheduled to take place in January 2011.

US Securities and Exchange Commission Registration

On July 15, 2010, NSPI registered debt securities with the US Securities and Exchange Commission (“SEC”) under the US Securities Act of 1933.

Appointments

On May 3, 2010, Elaine Sibson and Lee Bragg joined the NSPI Board of Directors.

Review of 2010

NSPI millions of dollars	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Electric revenue	$266.4	$264.0	$870.9	$885.2

Fuel for generation and purchased power	135.0	112.5	440.5	362.2
Fuel adjustment	(23.0)	0.5	(75.0)	19.1
Operating, maintenance and general	61.5	55.3	172.5	156.7
Provincial grants and taxes	10.0	10.2	30.0	30.5
Depreciation and amortization	36.9	36.0	110.9	107.1
Regulatory amortization	4.4	4.1	13.2	12.5
Other revenue	(3.9)	(3.5)	(10.7)	(10.0)

Earnings before financing charges and income taxes	45.5	48.9	189.5	207.1
Financing charges	29.8	27.1	93.0	81.4

Earnings before income taxes	15.7	21.8	96.5	125.7
Income taxes	(6.7)	5.2	(4.1)	33.8

Net earnings	$22.4	$16.6	$100.6	$91.9

NSPI’s net earnings increased $5.8 million to $22.4 million in Q3 2010 compared to $16.6 million in Q3 2009. Year-to-date, NSPI’s net earnings increased $8.7 million to $100.6 million in 2010 compared to $91.9 million in 2009.

Highlights of the earnings changes are summarized in the following table:

millions of dollars	Three months ended September 30	Nine months ended September 30
Net earnings – 2009	$16.6	$91.9
Increased (decreased) electric margin (see Electric Margin for explanation)	1.2	(9.6)
Increased operating, maintenance and general expenses due primarily to higher pension costs and increased storm costs. Year-to-date also increased due to customer service initiatives and timing of plant maintenance	(6.2)	(15.8)
Increased depreciation due primarily to increased property, plant and equipment	(0.9)	(3.8)
Decreased income taxes due to deductions related to renewable investments and a change in the expected benefit of other tax deductions	11.9	37.9
Other	(0.2)	—

Net earnings – 2010	$22.4	$100.6

Financing charges increased $2.2 million in the quarter and $11.1 million year-to-date due primarily to foreign exchange losses and gains recovered through the FAM as fuel costs. These amounts are included in the change in electric margin in the table above. See Electric Margin section for additional explanation.

Balance Sheets Highlights

Significant changes in the balance sheets between September 30, 2010 and December 31, 2009 include:

millions of dollars	Increase (Decrease)	Explanation
Assets
Accounts receivable	$10.7	Increased receivable from a natural gas supplier and higher posted margin to counterparties, partially offset by seasonal trends of business.
Income tax receivable	21.5	Recovery of income taxes due to deductions related to renewable investments and a change in the expected benefit of other tax deductions.
Prepaid expenses	12.2	Timing of provincial grants in lieu of taxes, insurance and other payments.
Future income tax assets	(17.6)	Decreased future income tax (“FIT”) asset related to items recognized in “Accumulated other comprehensive loss” (“AOCI”) and reclassification of non-capital loss carry forward FIT assets to net FIT liabilities.
Other assets	122.7	Increase in the regulatory FIT asset and recognition of the FAM regulatory asset in 2010, partially offset by regulatory amortization and decreased regulatory assets related to financial instruments.
Property, plant and equipment	34.6	Capital spending.
Construction work in progress	217.6	Capital spending.

Liabilities and Shareholders’ Equity
Derivatives in a valid hedging relationship (including long-term portion)	(25.3)	Favourable USD price positions. The effective portion of the change is recognized in AOCI.
Held-for-trading derivatives (including long-term portion)	(11.5)	Settlement of hedges. The portion related to regulatory liabilities is recognized in “Other Assets”.
Future income tax liabilities	83.2	Increased FIT liability on property, plant and equipment, including wind projects and the FAM regulatory asset. The portion expected to be recovered from customers in future rates is recognized in “Other assets”.
Short-term and long-term debt (including current portion)	165.5	Increased debt levels to fund significant capital programs.
Common shares	50.0	Issuance of common shares.
Accumulated other comprehensive loss	28.7	Primarily represents the effective portion of favourable USD hedge positions and favourable commodity price positions.
Retained earnings	100.6	Net earnings.

Cash Flow Highlights

Significant changes in the cash flow statements between September 30, 2010 and 2009 include:

Three months ended September 30 millions of dollars	2010	2009	Explanation
Cash, beginning of period	$0.3	$0.3
Provided by (used in) :
Operating activities	96.6	87.4	In 2010 and 2009, cash earnings and favourable non-cash working capital.
Investing activities	(142.2)	(69.7)	In 2010, capital spending including additions associated with multi-year projects and renewable investments.
			In 2009, capital spending.
Financing activities	45.6	(17.7)	In 2010, increased short term debt levels.
			In 2009, decreased debt levels.

Cash, end of period	$0.3	$0.3

Nine months ended September 30 millions of dollars	2010	2009	Explanation
Cash, beginning of period	$0.3	—
Provided by (used in):
Operating activities	139.8	$174.2	In 2010, cash earnings partially offset by FAM deferral.
			In 2009, cash earnings partially offset by unfavorable non-cash working capital.
Investing activities	(352.8)	(156.3)	In 2010, capital spending including additions associated with multi-year projects and renewable investments.
			In 2009, capital spending.
Financing activities	213.0	(17.6)	In 2010, issuance of long-term debt and common shares, partially offset by decreased short-term debt levels and retirement of long-term debt.
			In 2009, redemption of preferred shares and dividends on common shares, partially offset by increased debt levels.

Cash, end of period	$0.3	$0.3

Electric Margin

The UARB approved the implementation of a FAM in the 2009 General Rate Decision effective January 1, 2009. The implementation of the FAM reduces NSPI’s earnings volatility associated with fuel costs as differences in actual fuel costs and amounts recovered from customers through electricity rates are deferred to “Fuel adjustment” and recovered from or returned to customers in a subsequent period. Foreign exchange gains and losses associated with fuel and included in “Financing charges” are also recovered through the FAM. NSPI’s electric margin is also influenced by the incentive component of the FAM, which is included in “Fuel adjustment”, with NSPI retaining or absorbing 10% of the over or under-recovered amount less the difference between the incentive threshold and the base amount to a maximum of $5 million.

The Company’s electric margin is influenced by load changes and the associated mix of sales volume with the highest revenue contribution from residential customers. NSPI’s electric margin is summarized in the following table:

millions of dollars	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Electric revenue	$266.4	$264.0	$870.9	$885.2
Fuel for generation and purchased power	(135.0)	(112.5)	(440.5)	(362.2)
Fuel adjustment	23.0	(0.5)	75.0	(19.1)
Fuel related foreign exchange (losses) gains	(2.2)	—	(5.9)	5.2

Electric margin	$152.2	$151.0	$499.5	$509.1

NSPI’s electric margin increased $1.2 million to $152.2 million in Q3 2010 compared to $151.0 million in Q3 2009 due to an increase in industrial sales partially offset by no FAM incentive change in Q3 2010 compared to an incentive recovery in Q3 2009. Year-to-date, NSPI’s electric margin decreased $9.6 million to $499.5 million in 2010 compared to $509.1 million in 2009 due to a reduction in residential sales resulting from warmer weather, sales mix and the recognition of an expense related to the FAM incentive in 2010 compared to a recovery in 2009.

Both quarter and year-to-date fuel related foreign exchange variances are a result of foreign currency fluctuations and are recovered through the FAM.

Electric Revenue

Q3 Electric Sales Volumes GWh
	2010	2009	2008
Residential	790	789	786
Commercial	752	745	760
Industrial	1,048	918	1,081
Other	73	74	76

Total	2,663	2,526	2,703

Q3 Electric Revenue millions of dollars
	2010	2009	2008
Residential	$105.8	$106.9	$97.8
Commercial	78.1	79.1	73.5
Industrial	72.2	67.4	69.4
Other	10.3	10.6	9.9

Total	$266.4	$264.0	$250.6

Q3 Average Revenue / Megawatt hour (“MWh”)
	2010	2009	2008
Dollars per MWh	$100	$105	$93

Year-to-date (“YTD”) Electric Sales Volumes GWh
	2010	2009	2008
Residential	3,067	3,137	3,086
Commercial	2,323	2,335	2,345
Industrial	2,951	2,644	3,157
Other	228	247	250

Total	8,569	8,363	8,838

YTD Electric Revenue millions of dollars
	2010	2009	2008
Residential	$393.9	$406.9	$367.2
Commercial	243.2	249.7	228.3
Industrial	203.3	196.5	203.9
Other	30.5	32.1	31.0

Total	$870.9	$885.2	$830.4

YTD Average Electric Revenue / MWh
	2010	2009	2008
Dollars per MWh	$102	$106	$94

The change in average electric revenue per MWh in 2010 compared to 2009 reflects the FAM rebate to customers from over-recovered fuel costs in 2009 as well as a change in sales mix.

Electric revenue increased $2.4 million to $266.4 million in Q3 2010 compared to $264.0 million in Q3 2009. Year-to-date, electric revenue decreased by $14.3 million to $870.9 million in 2010 from $885.2 million in 2009. Highlights of the changes are summarized in the following table:

millions of dollars	Three months ended September 30	Nine months ended September 30
Electric revenue – 2009	$264.0	$885.2
Decreased electricity pricing effective January 1, 2010 related to the FAM rebate to customers of over-recovered fuel costs in 2009	(5.2)	(16.8)
Change in residential and commercial sales volumes	0.8	(9.0)
Increased industrial sales volume from several large industrial customers	6.9	12.6
Other	(0.1)	(1.1)

Electric revenue – 2010	$266.4	$870.9

Fuel for Generation and Purchased Power

Q3 Production Volumes GWh
	2010	2009	2008
Coal & petcoke	1,846	1,775	2,153
Natural gas	609	418	321
Oil	10	11	27
Renewable	154	184	181
Purchased power	193	284	169

Total	2,812	2,672	2,851

Purchased power includes 70 GWh of renewables in Q3 2010 (2009 – 24 GWh; 2008 – 25 GWh).

Q3 Average Unit Fuel Costs
	2010	2009	2008
Dollars per MWh	$48	$42	$47

YTD Production Volumes GWh
	2010	2009	2008
Coal & petcoke	5,790	6,108	6,832
Natural gas	1,837	1,078	1,009
Oil	20	291	121
Renewable	677	784	811
Purchased power	682	596	593

Total	9,006	8,857	9,366

Purchased power includes 223 GWh of renewables in 2010 (2009 – 98 GWh; 2008 – 104 GWh).

YTD Average Unit Fuel Costs
	2010	2009	2008
Dollars per MWh	$49	$41	$35

Fuel for generation and purchased power increased $22.5 million to $135.0 million in Q3 2010 compared to $112.5 million in Q3 2009. Year-to-date, fuel for generation and purchased power increased $78.3 million to $440.5 million in 2010 compared to $362.2 million in 2009. Highlights of the changes are summarized in the following table:

millions of dollars	Three months ended September 30	Nine months ended September 30
Fuel for generation and purchased power – 2009	$112.5	$362.2
Commodity price and volume increases	1.9	34.1
Solid fuel commodity mix and additives related to emission compliance	6.4	24.5
Increased proceeds on resale of natural gas	(3.3)	(9.0)
Valuation of contract receivable (see discussion below)	1.0	2.1
Increased sales volume	6.9	7.8
Decreased hydro production	1.4	5.1
Mark-to-market on natural gas hedges recognized in 2009 as they were no longer required due to decreased 2009 production volumes	6.3	0.7
Changes in generation mix and plant performance	1.1	11.7
Other	0.8	1.3

Fuel for generation and purchased power – 2010	$135.0	$440.5

The valuation of the contract receivable from a natural gas supplier requires NSPI to utilize a combination of historical and future natural gas prices. NSPI uses market-based forward indices when determining future prices. Future prices can change from period to period which will cause a corresponding change in the value of the contract receivable. The natural gas supply contract expired in October 2010.

Fuel Adjustment

The fuel adjustment related to the FAM includes the effect of fuel costs in both the current period and the preceding year. The difference between actual fuel costs and amounts recovered from customers in the current period is included in the fuel adjustment. This amount, less the incentive component, is deferred to a FAM regulatory asset in “Other assets” or a FAM regulatory liability in “Other Liabilities”. Also included in the 2010 fuel adjustment is the rebate to customers of over recovered fuel costs from 2009.

Details of the fuel adjustment related to the FAM are summarized in the following table:

	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
(Under) over recovery of current period fuel costs	$(17.8)	$0.5	$(58.3)	$19.1
Rebate to customers from prior year	(5.2)	—	(16.7)	—

Fuel adjustment	$(23.0)	$0.5	$(75.0)	$19.1

The Company has recognized a future income tax expense related to the fuel adjustment based on NSPI’s applicable statutory income tax rate. The FAM regulatory asset or liability includes amounts recognized as a fuel adjustment and associated interest included in “Financing charges”. As at September 30, 2010, NSPI’s FAM regulatory asset was $67.4 million (December 31, 2009 – liability of $9.9 million), and future income tax liability was $21.9 million (December 31, 2009 – asset of $3.4 million).

2011 Base Cost of Fuel

On August 16, 2010, in accordance with the process specified by the FAM’s Plan of Administration, NSPI filed with the UARB the proposed 2011 Base Cost of Fuel Forecast, which is used to set base fuel rates for 2011. Hearings concluded on October 19, 2010 with final submissions filed on October 22, 2010. The UARB decision will be made in Q4 2010.

OUTLOOK

Business Environment

Economic Environment

NSPI expects investment opportunities due to the transformation of the energy industry to lower emissions and has embarked on a significant capital plan to increase the Company’s generation from renewable sources, to improve the transmission connections within its service territory, and to expand access to natural gas as NSPI transitions to lower carbon intensive energy sources.

Environmental Regulations

NSPI is subject to environmental regulations as set by both the Province of Nova Scotia and the Government of Canada. The Company continues to work with officials at both levels of government so as to comply with these regulations in an integrated way.

Operations

NSPI anticipates earning a regulated ROE within its allowed range in 2010. NSPI continues to implement its strategy which is focused on regulated investments in renewable energy and system reliability projects with a total capital program budget of approximately $600 million in 2010. The Company expects to finance its capital expenditures with funds from operations and debt.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash mainly through its operations involving the generation, transmission and distribution of electricity. NSPI’s customer base is diversified by both sales volumes and revenues among residential, commercial, industrial and other customers. Circumstances that could affect the Company’s ability to generate cash include general economic downturns in its markets, the loss of one or more large customers, regulatory decisions affecting customer rates and changes in environmental legislation.

In addition to internally generated funds, NSPI has access to a $600 million committed syndicated revolving bank line of credit, which includes an additional $100 million of credit extended in June 2010 when NSPI’s revolving bank line was renewed for a three-year term maturing in June 2013. NSPI has an active commercial paper program for up to $400 million, of which outstanding amounts are 100% backed by the Company’s bank line and this results in an equal amount of credit being considered drawn and unavailable

As at September 30, 2010, the outstanding short-term debt was as follows:

millions of dollars	Maturity	Credit Line Committed	Utilized	Undrawn and Available
Operating credit facility	June 2013 - Revolver	$600.0	$161.6	$438.4

In May 2010, NSPI completed final filing of a $500 million debt shelf prospectus that will provide the Company with access to long-term debt.

In June 2010, subsequent to filing its debt shelf prospectus, NSPI completed a $300 million medium-term note issue, proceeds of which were used to pay down outstanding short-term debt. These notes bear interest at the rate of 5.61% and yield 5.616% per annum until June 15, 2040.

In June 2010, NSPI issued a total of five million common shares to Emera Inc. and an Emera affiliate under common control for total proceeds of $50 million.

NSPI has debt covenants associated with its credit facilities. These covenants are tested regularly, and the Company is in compliance with its covenant requirements.

TRANSACTIONS WITH RELATED PARTIES

The Company enters into various transactions with its affiliates in the normal course of operations. All transactions are recorded, subject to terms in the Code of Conduct, at the exchange value, which is generally based on commercial rates or as agreed to by the parties. The Code of Conduct governs transactions between NSPI and its affiliates and is approved by the UARB.

Due to associated companies represents the total carrying amounts of trade payables, which are owed from NSPI to NSPI’s parent company, Emera Inc. and companies wholly-owned by Emera Inc. The terms of repayment are the same as those for non-affiliate trade payables.

NSPI had sales and purchases from companies under common control of Emera Inc. as follows:

For the millions of dollars		Three months ended September 30		Nine months ended September 30
Affiliate	Purpose of transaction	2010	2009	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity and swaps	$(1.6)	$0.1	$(7.6)	$23.6
Other	Other services provided	1.7	1.6	5.4	4.9

Purchases:	Various services purchased	$19.8	$3.1	$36.6	$11.0

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.8 million (2009 – $4.4 million) during the three months ended September 30, 2010 and $14.0 million (2009 – $13.8 million) during the nine months ended September 30, 2010 from the Maritimes & Northeast Pipeline, an investment under significant influence of Emera Inc. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at September 30, 2010 the amount payable to the related party was $1.6 million (December 31, 2009 – $1.5 million), and is under normal interest and credit terms.

On May 28, 2010, NSPI purchased $30.1 million in wind generation assets under development related to the Digby Wind Project from a subsidiary of Emera. This transaction was measured at the carrying amount of the assets transferred.

FINANCIAL RISK AND FINANCIAL INSTRUMENTS

NSPI manages its exposure to foreign exchange, interest rate, and commodity price risks in accordance with established risk management policies and procedures. The Company uses financial instruments consisting mainly of foreign exchange forward contracts and coal, oil and gas options and swaps. In addition, the Company has contracts for the physical purchase and sale of natural gas, and physical and financial contracts held-for-trading (“HFT”). Collectively, these contracts are referred to as derivatives.

The Company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that qualify and are designated as contracts held for normal purchase or sale.

Derivatives that meet stringent documentation requirements, and can be proven to be effective both at the inception and over the term of the instrument qualify for hedge accounting. Specifically, for cash flow hedges, the effective portion of the change in the fair value of derivatives is deferred to AOCI and recognized in earnings in the same period the related hedged item is realized. Any ineffective portion of the change in the fair value of derivatives is recognized in net earnings in the reporting period.

For fair value hedges, the change in fair value of the hedging derivative and the hedged item are recorded in net earnings. Therefore, any ineffective portion of the change in fair value will impact net earnings in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivative instruments are recognized at fair value with any changes in fair value recognized in net earnings in the reporting period, unless deferred as a result of regulatory accounting.

The Company’s HFT derivatives are recorded on the balance sheet at fair value, with changes recorded in net earnings in the reporting period, unless deferred as a result of regulatory accounting. The Company has not designated any derivatives to be included in the HFT category.

Hedging Items Recognized on the Balance Sheet

The Company has the following categories on the balance sheet related to derivatives in valid hedging relationships:

millions of dollars	September 30 2010	December 31 2009
Inventory	$4.1	$22.2
Derivatives in a valid hedging relationship	(2.2)	(23.8)
Long-term debt	—	0.1

	$1.9	$(1.5)

Hedging Impact Recognized in Earnings

The Company recognized in net earnings the following gains (losses) related to the effective portion of hedging relationships under the following categories:

	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
Fuel and purchased power increase	$(9.5)	$(19.3)	$(55.0)	$(11.3)
Financing charges decrease	1.2	3.5	0.6	5.9

Effectiveness losses	$(8.3)	$(15.8)	$(54.4)	$(5.4)

The effectiveness gains (losses) reflected in the above table are offset in net earnings by the change in the hedged item realized in the period.

The Company recognized in net earnings the following gains (losses) related to the ineffective portion of hedging relationships under the following categories:

	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
Fuel and purchased power (increase) decrease	$(1.2)	$0.3	$(0.9)	$(11.8)
Financing charges decrease (increase)	0.3	(0.5)	(0.2)	(0.8)

Ineffectiveness losses	$(0.9)	$(0.2)	$(1.1)	$(12.6)

HFT Items Recognized on the Balance Sheet

The Company has recognized a net unrealized fair value of HFT derivatives asset of $13.4 million as at September 30, 2010 (December 31, 2009 – asset of $1.6 million) on the balance sheet.

HFT Derivatives Recognized in Earnings

The Company has recognized the following realized and unrealized gains with respect to HFT derivatives in earnings:

	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
Fuel and purchased power	—	$4.8	—	$11.6
Financing charges	—	0.3	$0.1	0.1

HFT derivative gains	—	$5.1	$0.1	$11.7

CHANGES IN ACCOUNTING POLICIES

Future Accounting Policy Changes

Changeover to United States Generally Accepted Accounting Principles

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) announced CGAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company began planning its transition to IFRS in 2008 and transition activities progressed on schedule through 2009. In Q4 2009, due primarily to the continued uncertainty around the timing and eventual adoption of a rate-regulated accounting (“RRA”) standard under IFRS, management of Emera, NSPI’s parent company, began reviewing the option of adopting United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS. In Q1 2010, the Company decided to transition to US GAAP financial reporting standards beginning Q1 2011.

The adoption of US GAAP in Q1 2011 is expected to result in fewer significant changes in the Company’s accounting policies than would have been experienced with the adoption of IFRS. Management believes this will result in financial information that is more comparable to the Company’s prior years’ financial statements prepared under CGAAP, making them easier for readers to understand.

US GAAP reporting is permitted by Canadian securities laws and the Toronto Stock Exchange (“TSX”) for companies subject to reporting obligations under US securities laws. On July 15, 2010, NSPI registered debt securities with the SEC under the US Securities Act of 1933, thereby becoming subject to US reporting obligations. Registration with the SEC will enhance the Company’s ability to access US capital markets in the future.

The Company’s application of CGAAP currently relies on US GAAP for guidance on the application of RRA. RRA allows the economic impact of regulatory activities to be recognized consistent with the timing that amounts are included in rates. The Company believes continued recognition of its regulatory assets and liabilities under US GAAP best reflects the effect regulatory activities have on the Company’s financial position. Without a RRA standard, a transition to IFRS would likely result in the accounting write-off of the Company’s significant regulatory assets and liabilities and net earnings could be subject to greater volatility on an on-going basis.

Transition Activities

A formal project was established to transition to US GAAP for 2011, register securities of NSPI with the SEC and prepare the Company to comply with the on-going reporting requirements of the SEC and requirements of the Sarbanes-Oxley Act (“SOX”). A four-phased project approach was adopted to manage project activities. The project is proceeding on schedule to achieve its required milestones. The following is a brief overview of the activities of each phase and current status. An update on the project’s status and achievement of its key milestones are provided to the Company’s Audit Committee on a quarterly basis.

Phase One: Preliminary Assessment and Planning – Completed

Phase One was substantially completed in May 2010. It involved assessment and planning activities required to develop the initial project plan and identify resource requirements for the project. Internal resources were dedicated to the project to ensure its completion within the required timeline. KPMG LLP, who was assisting with the Company’s changeover to IFRS, was engaged to continue providing technical advisory services during the Company’s transition to US GAAP. In addition to resourcing activities, the Project Charter, Governance Structure and a Project Management Office were established to support the subsequent phases of the project.

Two key assessments were performed in this phase:

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The first assessment compared the most significant differences between US GAAP and CGAAP to determine the areas most likely to impact the Company’s accounting policies and financial reporting. The purpose of this assessment was to highlight areas where detailed analysis of GAAP differences was needed to determine and conclude on the nature and extent of impact. Detailed analysis activities and conclusions on the impact of US GAAP on the Company’s accounting policies are discussed under Phase Two below.

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The second assessment compared the requirements of the National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”) and those of SOX Sections 302 (“SOX 302”) and 404 (“SOX 404”) of the Sarbanes-Oxley Act to assess the impact of SOX 404 on the Company’s current NI 52-109 program over disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). Consistent with NI 52-109, SOX 404 mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test and maintain those controls and procedures to ensure their effectiveness.

Under SOX 404, the Company is required to obtain an external audit opinion on the design and effectiveness of the Company’s ICFR which is not required under NI 52-109. Other than the requirement for an external audit, the assessment did not identify significant differences between NI 52-109 and SOX 404. The first external audit on ICFR is required as of December 31, 2011. Activities being performed to prepare the Company for SOX 404 compliance in 2011 are described below.

Phase Two: Detailed Assessment, Development and SEC Registration – Substantially Completed

Phase Two commenced in April 2010. This phase involves registering securities of NSPI with the SEC and addressing all new requirements related to complying with US GAAP, SOX and SEC reporting obligations.

Detailed analysis was performed on those areas identified in Phase One where significant differences between US GAAP and CGAAP are most likely to impact the Company’s accounting policies, financial statements, information systems, internal controls and other business activities. Areas examined included revenue recognition, hedge accounting, RRA, pension and other post-retirement benefits, income taxes, preferred shares and foreign currency. Quantification of any differences is a part of the detailed analysis activities. The determination of adjustments required to restate each quarter of 2009 and 2010 is in progress, with the exception of Q4 2010, which will be completed in Q1 2011.

The Company’s regulated accounting policies have been updated to reflect the transition to US GAAP and were submitted to the UARB in September for its review and approval.

Based on the work completed to date and the Company’s conclusion that it is able to continue with its application of RRA under US GAAP, material adjustments to the Company’s reported post-transition net earnings have not been identified. The on-going impact of the differences identified between CGAAP and US GAAP are mostly limited to changes in classification and presentation within the financial statements and in the extent of disclosure requirements.

Areas where the financial impact is more significant are outlined below. These areas do not represent a complete list of expected changes. The net impact of all adjustments required to restate retained earnings on January 1, 2010 to US GAAP is an approximate $8 million reduction. However, the net impact of all adjustments required to restate AOCI on January 1, 2010 to US GAAP will be material. The amount of any significant adjustments to retained earnings and AOCI are identified below under the financial statement item to which the adjustments relate.

Quantification of the impact of the transition to US GAAP is on-going. Any significant additional adjustments will be disclosed in future MD&As as they are determined.

Pension and other post-employment benefits – Under US GAAP, the Company will recognize its unfunded pension obligation as a liability in its financial statements and will need to recognize unamortized gains and losses associated with pension and other post-retirement benefits in AOCI in shareholders’ equity. Currently, under CGAAP, the unamortized amounts together with their impact on the funded status of the pension liability or asset, are disclosed but not recognized. Restating the amounts under US GAAP results in a $257 million reduction to AOCI and a corresponding increase to pension liability on January 1, 2010. A $7 million reduction related to US GAAP differences in the recognition of pension expense is required to restate retained earnings on January 1, 2010 to US GAAP.

Hedge accounting – The Company has determined that certain hedging strategies that qualify for hedge accounting under CGAAP do not qualify for the same treatment under US GAAP primarily due to differences in effectiveness testing requirements. Effective for hedges put in place beginning in 2010, the Company has changed its strategies to ensure compliance with US GAAP prospectively. Prior to NSPI’s decision to transition to US GAAP, NSPI, in consultation with interveners and consultants for the UARB, discussed deferral accounting for all of its economic hedges. Based on these discussions and NSPI’s decision to adopt US GAAP, NSPI filed an amended accounting policy with the UARB requesting deferral accounting for all of its economic hedges. Approval of the amended regulatory accounting policy would result in the deferral of the periodic changes in the fair value of these derivatives so that they impact NSPI’s net earnings in a manner consistent with that achieved if hedge accounting had been applied. NSPI’s amended accounting policy results in a $44 million increase in AOCI and net regulatory assets to restate its economic hedges on January 1, 2010 to US GAAP.

Income taxes – The Company is in the process of reviewing the US GAAP requirements and related implications to income taxes. Material adjustments are expected to restate NSPI’s FIT assets (liabilities) on January 1, 2010 to US GAAP. The amount of these adjustments are still being determined, however, the impact of a change in FIT expense (recoveries) will be deferred to a regulatory asset (liability) where the future income taxes are expected to be included in future rates.

As a result of rate-regulated accounting, the net impact of income tax adjustments required to restate retained earnings and AOCI on January 1, 2010 to US GAAP is not expected to be material.

The impact of the transition to US GAAP on information systems is expected to be minimal.

The Company has various agreements with external parties that reference CGAAP as the basis for satisfying financial reporting requirements, including covenant calculations. In June 2010, NSPI renegotiated its revolving credit facilities with its banking syndicate.

Activities to identify areas where changes to the Company’s ICFR are required to support the external audit of the Company’s compliance with ICFR are substantially complete. Changes are being designed with on-going consultation with the Company’s external auditors to ensure that the SOX 404 Compliancy Program the Company implements in Phase Three will support auditor attestation for the year ending December 31, 2011 and will help ensure an efficient SOX 404 Compliancy Program in 2011.

All Phase Two activities are substantially complete, with the exception of completing the quantification of the impact of the transition to US GAAP, including the restatement of Q4 2010 to US GAAP, which will occur in Q1 2011. NSPI’s registration with the SEC was completed in July 2010.

Phase Three: Implementation – In Progress

Phase Three began in July 2010 and involves implementing the changes identified and planned in Phase Two that are necessary to comply with US GAAP and SOX in 2011 and SEC reporting obligations as they become effective.

The Company’s financial reporting software is being reconfigured to support the preparation of restated 2009 and 2010 US GAAP quarterly and annual financial statements for comparative purposes in 2011. All comparative financial statement information will be prepared in this phase.

As of July 15, 2010, NSPI is a SEC registrant and subject to SEC reporting obligations, but is not required to file a reconciliation of CGAAP to US GAAP. NSPI is now required to furnish all filings made with the Canadian securities regulatory authorities concurrently with the SEC.

Education and training activities are occurring throughout all project phases, however, in this phase, education activities are focused on ensuring all personnel and senior management impacted by the transition understand the new requirements and have the skills and expertise necessary to ensure the organization’s on-going ability to report under US GAAP, fulfill its reporting obligations to the SEC and comply with SOX. Members of the Company’s Board of Directors and Audit Committee are participating in education sessions focused on the impact transitioning to US GAAP will have on the Company’s financial statements and reporting obligations.

This phase will be substantially complete in December 2010, with the exception of restating the Q4 and annual 2010 financial statement to US GAAP. These activities, along with the related auditor procedures, will be completed in Q1 2011.

Phase Four: Operational Support – Scheduled to begin in January 2011

Phase Four is scheduled to be completed by the end of Q2 2011. The impact of transitioning to US GAAP and complying with SEC reporting regulations will be fully integrated into the Company’s financial reporting processes at that time.

SUMMARY OF QUARTERLY RESULTS

For the quarter ended millions of dollars	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Total revenues	$270.3	$270.6	$340.7	$306.9	$267.5	$276.9	$350.8	$284.2

Net earnings applicable to common shares	22.4	14.9	63.3	17.4	16.6	22.8	52.5	14.4

Quarterly total revenues and net earnings applicable to common shares are affected by seasonality, with Q1 and Q4 typically being the strongest periods, reflecting colder weather and fewer daylight hours at those times of year.